NR08-02

January 15, 2008

Cardero Initiates Scoping Study and Resource Definition Program

at its Pampa de Pongo Iron Deposit, Peru.

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has initiated a mining scoping study and resource definition program at its Pampa de Pongo Iron Deposit in Peru.

The scoping study will be produced by the internationally respected consulting firm SRK Consulting Engineers and Scientists (SRK) and is designed to determine the optimum mining method and estimated production costs.  In tandem with the scoping study, Cardero is implementing a 30,000 metre definition drilling program, anticipated to commence in February, which is designed to deliver a National Instrument 43-101 compliant combined Indicated and Measured Resource in the third quarter of calendar 2008.

Cardero’s focus over the coming 6 months will be to realise the considerable value which it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  As part of this process, Cardero’s iron ore assets are in the process of being transferred to its wholly owned subsidiary, Cardero Iron Ore Company Ltd.

PERU IRON PROJECTS

Pampa de Pongo Iron Deposit

Cardero’s 100% owned Pampa de Pongo Iron deposit is the largest undeveloped iron resource on the western seaboard of the Americas, with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper.  Cardero is investigating the possibility of extracting iron ore through an underground caving operation and producing a blast furnace or direct reduction grade iron pellet product for shipping from the San Nicolas deep water port, 40 kilometres to the west.

Preliminary metallurgical work on ‘run-of-mine’ mineralization by Rio Tinto indicates that the mineralization is readily upgradeable to form either a 69% iron concentrate or a high quality 67% iron oxide pellet.  Consequently, the Company has initiated a 30,000 metre definition drill program, which is designed to upgrade the National Instrument 43-101 Inferred Resource to a combination of Indicated and Measured Resource status.

SRK will design and oversee programs for the collection of geotechnical and geological data from drill core during the planned drill program, which is expected to commence in February and continue through to July 2008.  SRK has also been retained to complete a Mine Scoping Study, scheduled to commence in early February.  The scoping study will focus on determining the likely mining methods and will include an initial caveability and fragmentation assessment of the massive central orebody.  Overburden characteristics, hydrogeology and major structural features will all be reviewed.  The scoping study will also determine the range of potential mining costs, which should permit the development of a robust financial model for the deposit.

In the main Central Zone, the top of the high-grade semi-massive magnetite resource is typically 350 metres below surface, with intersections up to 302 metres @ 51.6% iron and 0.10% copper.  Cardero believes that this portion of the resource may be suitable for an underground cave mining operation.  The overlying stockwork zone includes shallow intersections of up to 347 metres @ 22.5% iron.  The scoping study will investigate the possibility of extracting this material from surface by open-pit methods.  This mineralisation has not been included in the current inferred resource and, if the extraction of this material appears viable, the scoping study will include an updated Pampa de Pongo Inferred Resource including this material.

A primary attractive feature in the potential development of the Pampa de Pongo deposit is the excellent infrastructure including: proximity to the deep water port at San Nicolas, the fact that the Pan-American highway passes within 6 km of the deposit and that a paved road and high-tension power line cross the property immediately adjacent to the Central Zone and the existence of a pre-existing iron mining labour pool.

Pampa el Toro Iron Sands Project

Cardero has purchased a dry magnetic separation pilot plant from ERIEZ Manufacturing Co., which is presently en-route to the Company’s custom built testing facility in Peru where approximately 1,400 tonnes of Pampa El Toro ‘Run Of Mine’ (ROM) material has been excavated from the extensive magnetite bearing dune field and is securely stored.  ROM material will be upgraded by magnetic separation to produce approximately 40 tonnes of iron concentrate anticipated to grade between 50 and 60% iron.  This phase of the work programme is scheduled to commence in February 2008.

The concentrate will subsequently be exported to the United States for pilot plant scale melting tests, which were designed by Cardero Iron’s President Glenn Hoffman to produce a premium quality pig iron ranging from 96 to 98% iron and 2 – 4% carbon.  In tandem with the above work, SRK have been retained to complete the 43-101 compliant resource estimate for the Pampa el Torro project.

Completion of the above programs is subject to the Company securing the necessary funding.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work programs at Pampa de Pongo and Pampa el Toro were designed and are supervised by Keith J. Henderson, Vice President, Exploration of Cardero, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential discovery and delineation of mineral deposits/resources/reserve, and the possibility of upgrading the classifications of resources, at the Company’s Pampa de Pongo and Pampa el Torro projects, the potential successful separation of a magnetic concentrate, and the potential grade of such concentrate, at the Pampa el Torro project, and the successful production of a “premium quality” pig iron from the concentrate from the Pampa el Torro project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.